Exhibit 99.1

CENTOGENE Reports Third Quarter 2021 Financial Results

Second Consecutive Quarter of Core Business Growth, Phasing Out COVID-19 Testing and Restructuring Organization for Core Rare Disease Business

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, November 24, 2021 (GLOBE NEWSWIRE– Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced financial results for the third quarter ended September 30, 2021, and provided a recent business update.

Executive Commentary

“We are encouraged by the progress achieved in Q3 on our continued path to return focus and growth to our rare disease business, driving strategic Core Business execution,” stated Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE. “We saw continued recovery trends in the Diagnostics segment, with over 40% increase in revenues compared to Q3 2020. While recovery in Pharma revenues is lagging, we remain optimistic for acceleration in the fourth quarter, given the ongoing growth in signed contract value as our new management team gains traction with current and prospective Pharma partners.”

Q3 Financial Highlights

●	Overall revenues of €30.2 million in Q3 2021, a 17% decrease compared to €36.3 million in Q3 2020
●	Revenues from the Company’s Pharma and Diagnostics segments (“Core Business”) increased 13%, including Diagnostics revenues (excl. COVID) of €7.3 million, an increase of 43% compared to €5.1 million in Q3 2020, and Pharma revenues of €2.7 million in Q3 2021, a decrease of 28% compared to €3.8 million in Q3 2020
●	Commercial COVID-19 testing revenues of €20.2 million in Q3 2021, down from €27.4 million in Q3 2020
●	Total segment adjusted EBITDA of €(2.5) million compared to €9.2 million in Q3 2020 from the Company’s Pharma, Diagnostics, and COVID-19 testing segments, mainly reflecting the adjusted EBITDA contribution from COVID-19 testing having decreased by €13.4 million compared to the same quarter last year, partially offset by stronger adjusted EBITDA contribution from the Core Business segments
●	Cash and cash equivalents of €25.7 million as of September 30, 2021, compared to €34.8 million for the period ending June 30, 2021. There is uncertainty about the Company's ability to continue as a going concern. Please refer to the Company's Q3 2021 interim financial statements and related disclosures.

“While the business team’s full focus is on the Core Business, we are also prudently managing the phaseout of our ancillary COVID-19 testing business. We will leverage this process to also streamline the operational footprint for the Core Business and fully align with the strategic framework unveiled to the shareholders in June. This is expected to lead to savings of up to EUR 15 million annualized excluding restructuring costs, predominantly reflecting a reduction in personnel-related and operational expenditures and will reduce the Company’s cash burn rate,” added René Just, Chief Financial Officer of CENTOGENE.

Recent Business Highlights

Corporate

●	Added approximately 22,000 individuals to rare disease-centric Bio/Databank in Q3 2021. This is a one-of-a-kind real-world data repository which includes samples as well as data and cell lines for rare diseases from patients from over 120 countries
●	Published a research study in the New England Journal of Medicine highlighting ground-breaking family genetic research and path to a potential cure for structural birth defects. The study utilized insights gained from CENTOGENE’s Bio/Databank as part of a cross-organizational international team that analyzed data of more than 20,000 families. The findings provide a deeper understanding of syndromic structural birth defects and pave the way to advancing pharmacological treatment for the approximately 4 million infants every year that are born with these types of defects
●	Authored nine peer-reviewed scientific publications in Q3 2021, focused on generating critical insights into an array of diseases, including Parkinson’s disease, as well as structural birth defects

Pharma

●	Enrolled first patient in frontotemporal dementia (FTD) clinical study, which aims to enroll and complete data-rich genetic testing for more than 3,000 FTD patients at participating centers in Belgium, Germany, Greece, Italy, Portugal, Spain, and Turkey. The observational EFRONT Study is being conducted with support from Alector, Inc. Patients displaying the progranulin gene mutation (FTD-GRN) will have the option to enroll in Alector’s Phase 3 INFRONT-3 clinical trial
●	Expanded partnership with Agios Pharmaceuticals, Inc. to generate novel insights into rare blood diseases. CENTOGENE will provide genetic testing and clinical trial support via a three-year fee-for-service agreement for Agios’ three global, pivotal trials in thalassemia and sickle cell disease
●	Currently leading 12 observational longitudinal clinical studies to validate/monitor biomarkers, covering several disease categories, such as Parkinson’s disease, transthyretin amyloidosis, and inborn errors of metabolism

Diagnostic

●	Reported order intake of 14,770, which represents a 46% increase compared to 10,150 in the same period in 2020
●	Combined the Company’s expertise with Twist Bioscience to develop advanced sequencing tools to make genetic testing rapidly accessible for more patients with rare diseases

COVID-19 Testing & Organizational footprint

●	Leveraged CENTOGENE’s diagnostic expertise and resources with continued COVID-19 testing, including the processing of 342,300 test requests for SARS-CoV-2 testing in Q3 2021
●	Announced the phasing out of the non-core COVID-19 testing services by early 2022 and alignment of Company’s operational footprint with the strategic priorities on Core Business execution. As part of this restructuring, the Company will be eliminating approximately 80 positions in its Core Business employee base, which had a baseline of approximately 530 at the end of September 2021

2021 Financial Guidance

The Company updated its overall topline guidance and expects total revenue growth for FY2021 between 30-40% versus the prior year, driven mainly by COVID-19 related revenues. The portion of total revenues derived from COVID-19 testing has declined over the past three quarters and is expected to decline further in the fourth quarter – leading to a phaseout by the end of Q1 2022. After a decline of 20% from FY2019 to FY2020, the Company expects its Core Business to return to growth for FY2021 in the mid to high single digits.

Webcast and Conference Call Information

Management will host a conference call and webcast today at 2 p.m. CET/8 a.m. ET on November 24, 2021, to discuss financial results and recent developments. To access the conference call and webcast, please register at: http://emea.directeventreg.com/registration/6469305

Upon registering, each participant will be provided with Participant Dial-in information, a Direct Event Passcode, and a unique Registrant ID. Registrants can then join up to 10 minutes prior to the start of the call.

The webcast of the conference call and the slide deck will also be available on the Investor Relations page of the Company’s website at http://investors.centogene.com.

These results reflect another step forward for CENTOGENE’s mission to enable the cure of 100 rare diseases within the next 10 years. To learn more, visit: https://www.centogene.com/virtual-investor-event

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Ben Legg

Corporate Communications

Ben.Legg@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

brendan.payne@sternir.com